B2GOLD CORP.

PERFORMANCE SHARE UNIT PLAN
AMENDED NOVEMBER 8, 2023

1.GENERAL
1.1.Purpose
The B2Gold Corp. Performance Share Unit Plan has been established to provide a greater alignment of interests between Designated Participants and shareholders of the Company, and to provide a compensation mechanism for Designated Participants that appropriately reflects the responsibility, commitment and risk accompanying their management roles. The Plan is also intended to assist the Company to attract and retain Designated Participants with experience and ability, and to allow Designated Participants to participate in the success of the Company. This Plan is effective as of May 8, 2019 (the “Effective Date”), as amended on May 5, 2020 and November 8, 2023.
2.INTERPRETATION
2.1.Definitions
In this Plan, the following terms shall have the following meanings:
“Additional Period” has the meaning ascribed thereto in Section 5.2.
“Affiliate” has the meaning ascribed thereto in the TSX Rules;
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the TSX Rules;
“Associate” has the meaning ascribed thereto in the TSX Rules;
“Acquirer” has the meaning ascribed thereto in Section 6.3(a);
“Beneficiary” means any person designated by a Designated Participant by written instrument filed with the Committee to receive any amount payable in respect of Performance Share Units in the event of the Designated Participant’s death or, failing any such effective designation, the Designated Participant’s estate;
“Blackout Period” means, in respect of a Designated Participant, an interval of time during which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company;
“Board” means the Board of Directors of the Company;
“Cause” means any act, omission or course of conduct recognized as cause for dismissal under Applicable Law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;
“Change of Control” means:

(a)the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 20% or more of the outstanding common shares of the Company; or
(b)the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent members of the Board, or the election of a majority of the directors comprising the Board who were not nominated by the Company’s incumbent Board at the time immediately preceding such election; or
(c)consummation of a sale of all or substantially all of the assets of the Company; or
(d)the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (a) to (c) above;
“Change of Control Date” means the date on which any Change of Control becomes effective;
“Clawback Rules” has the meaning ascribed thereto in Section 8.3(a);
“Committee” means Compensation Committee of the Board, or such other committee or persons (including the Board) as may be designated from time to time to administer the Plan;
“Common Share” means a common share of the Company eligible to be voted at a meeting of shareholders of the Company;
“Company” means B2Gold Corp. and its successors;
“Company Clawback Policies” has the meaning ascribed thereto in Section 8.3(a);
“Control”, when applied to the relationship between a Person and a company, means:
(a)the beneficial ownership by that Person and its Related Entities at the relevant time of securities of that company to which are attached more than 50 per cent of the votes that may be cast to elect directors, otherwise than by way of security only; and
(b)the votes carried by such securities being entitled, if exercised, to elect a majority of the board of directors of the company;
“Designated Participant” means an executive officer or employee of the Company or of a Related Entity of the Company or a person designated by the Company who provides services to the Company or a Related Entity of the Company, that is eligible to receive Performance Share Units pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, to whom Performance Share Units are granted pursuant to Section 4.1 and the Permitted Assigns of each such executive officer, employee or person designated by the Company;
“Disability” means any disability with respect to a Designated Participant, which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Designated Participant from:
(a)being employed or engaged by the Company, its Subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its Subsidiaries;
(b)acting as a director or officer of the Company or its Subsidiaries; or

(c)engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment;
“Financial Reporting Measure” has the meaning ascribed thereto in Section 8.3(b);
“GAAP” has the meaning ascribed thereto in Section 8.3(b);
“Good Reason” means “Good Reason” or “Good Cause” as defined in the employment agreement, if any, between the relevant Designated Participant and the Company or a Subsidiary of the Company and, if there is no such definition or agreement, “Good Reason” will arise within 12 months following a Change of Control where the Designated Participant was induced by the actions of the employer to resign or terminate his employment, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the Designated Participant’s written consent, provided that such resignation shall only be designated as for “Good Reason” if the Designated Participant has provided 10 days’ written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within such 10-day period:
(a)a materially adverse change in the Designated Participant’s position, duties, or responsibilities other than as a result of the Designated Participant’s physical or mental incapacity which impairs the Designated Participant’s ability to materially perform the Designated Participant’s duties or responsibilities as confirmed by a physician;
(b)a materially adverse change in the Designated Participant’s reporting relationship that is inconsistent with the Designated Participant’s title or position;
(c)a reduction by the employer of the base salary of the Designated Participant;
(d)a reduction by the employer in the aggregate level of benefits made available to the Designated Participant; or
(e)the relocation by the employer of the Designated Participant’s principal office to a location that is more than 50 kilometres from the Designated Participant’s existing principal office;
“Grant Notice” means with respect to particular Performance Share Units, a notice substantially in the form of Schedule A and containing such other terms and conditions relating to the grant of such Performance Share Units as the Committee may prescribe;
“Insider” means:
(a)an “insider” as defined in the TSX Rules; and
(b)an Associate of any person who is an insider under subsection (a);
“Market Value” of a Common Share on any date means, subject to Section 6.1(b), the volume weighted average trading price of the Common Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the five Trading Days immediately preceding such date; provided, however, if the Common Shares are not listed and posted for trading on any stock exchange at the time such calculation is to be made, the Market Value per Common Share shall be the market value of a Common Share as determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith;
“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Non-Employee Director” means any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies;
“Performance Measures” means, for a Performance Period, the performance measures that may, without restriction, be taken into consideration in granting Performance Share Units under this Plan and determining the Performance Percentage in respect of Performance Share Units, which measures may include, without limitation, any one or more of the following: (i) total shareholder return, absolute or relative; (ii) the market price of the Common Shares from time to time; (iii) the financial performance or results of the Company or any Related Entity, or a business unit or division therefor; (iv) other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company; (v) activities related to growth of the Company, any Related Entity or a business unit or division thereof; (vi) health and safety performance of the Company, a Related Entity or a business unit or division thereof; (vii) the execution of the Company’s strategic plan as determined by the Board; (viii) other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof; and (ix) such additional or other measures as the Committee or the Board, in their sole discretion, shall consider appropriate in the circumstances;
“Performance Percentage” means the percentage determined by the Committee in accordance with Section 4.4;
“Performance Period” has the meaning ascribed thereto in Section 4.2;
“Performance Share Unit” means a unit credited by means of an entry on the books of the Company to a Designated Participant pursuant to this Plan, representing the right to receive, subject to and in accordance with the provisions of this Plan and the applicable Grant Notice, such number of Common Shares determined in accordance with the provisions of this Plan and the applicable Grant Notice;
“Performance Share Unit Account” has the meaning ascribed thereto in Section 4.9;
“Permitted Assign” means permitted assigns within the meaning ascribed thereto in Section 2.22 of NI 45-106, that are permitted under Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended;
“Person” includes an individual, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government;
“Plan” means this Performance Share Unit Plan, including any schedules or appendices hereto, all as amended, restated, supplemented or otherwise modified from time to time;
“Redemption Date” for a Vested Performance Share Unit means, subject to Section 8.6, the date the Vested Performance Share Unit is redeemed, which date shall be as soon as practical following the Vesting Date and in no event shall it be later than 60 days following the Vesting Date;
“Related Entity” means, for the Company, a Person that controls or is controlled by the Company including, for greater certainty, its Subsidiaries, or that is controlled by the same Person that controls the Company;
“Retirement” means the retirement of the Designated Participant from employment with the Company or a Related Entity of the Company, and “retires” shall have a corresponding meaning. The determination of whether a Designated Participant has retired shall be at the sole discretion of the Committee;

“security based compensation arrangement” shall have the meaning ascribed to that term in the TSX Rules;
“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50 per cent of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or by or for the benefit of any other corporation or company in like relation to the Company, and includes any corporation or company in like relation to a Subsidiary;
“Trading Day” means any day on which the TSX (or any other stock exchange on which the majority of the volume of trading of Common Shares occurs on the relevant day) is open for the trading of the Common Shares;
“TSX” means the Toronto Stock Exchange;
“TSX Rules” means the applicable rules and regulations of the TSX;
“U.S. Exchange Act” has the meaning ascribed thereto in Section 8.3(a);
“Vested Performance Share Units” has the meaning ascribed thereto in Section 5.1; and
“Vesting Date” has the meaning ascribed thereto in Section 5.1.
2.2.Number and Gender
This Plan shall be read with all changes in number and gender required by the context.
2.3.Severability
If any provision of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part of any provision thereof.
2.4.Headings, Sections, Schedules
Headings used in the Plan are for reference purposes only and do not limit or extend the meaning of the provisions of the Plan. A reference to a Section or Schedule shall, except where expressly stated otherwise, mean a Section or Schedule of the Plan, as applicable.
2.5.References to Statutes, etc.
Any reference to a statute, regulation, rule, instrument or policy statement shall refer to such statute, regulation, rule, instrument or policy statement as it may be amended, replaced or re-enacted from time to time.
2.6.Currency
Unless the context otherwise requires or the Committee determines otherwise, all references in the Plan to currency shall be to lawful money of Canada.
3.ADMINISTRATION
3.1.Administration of the Plan
Except for matters that are under the jurisdiction of the Board as specified under the Plan, and subject to Applicable Law, this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to:

(a)establish, amend and rescind such rules and regulations, and make such interpretations and determinations and take such other actions, as it deems necessary or desirable for the administration of the Plan;
(b)exercise rights reserved to the Company under the Plan;
(c)determine the Performance Period;
(d)determine the individual measures comprising the Performance Measures and the weighting of each such measure;
(e)determine the Performance Percentage to be applied at the time of vesting of a Performance Share Unit; and
(f)make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.
Any interpretation and determination made, and other action taken, by the Committee shall be conclusive and binding on all parties concerned, including, without limitation, the Company and Designated Participants and, if applicable, their Beneficiaries and legal representatives.
3.2.Eligibility
Any individual who at the relevant time is a Designated Participant is eligible to participate in the Plan. The Company reserves the right to restrict the eligibility or otherwise limit the number of persons eligible for participation in the Plan at any time. Eligibility to participate does not confer upon any individual a right to receive an award of Performance Share Units pursuant to the Plan.
3.3.Taxes and Other Source Deductions
As a condition of and prior to participation in the Plan, each Designated Participant authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Designated Participant to complete a sale in respect of such number of Common Shares, which have been issued and would otherwise be delivered to the Designated Participant under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding. The Company may require a Designated Participant, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Designated Participant in the Plan.
Each Designated Participant or any Beneficiary, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Designated Participant in connection with the Plan (including any taxes and penalties under any Applicable Law), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Designated Participant or Beneficiary harmless from any or all of such taxes or penalties.
3.4.Exemption from Plan Participation
Notwithstanding any other provision of the Plan, if a Designated Participant is a resident in a jurisdiction in which an award of Performance Share Units under the Plan may be considered to be income that is subject to taxation at the time of such award, the Designated Participant may elect not to participate in the Plan by providing written notice to the Secretary of the Company by the end of the calendar year prior to the year in which the affected compensation will be earned.

3.5.Appointment of Beneficiaries
Subject to the requirements of Applicable Law, a Designated Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Designated Participant and, from time to time, change such designation in writing. Such designation or change shall be in such form, and executed and delivered in such manner, as the Committee may from time to time determine.
3.6.Total Common Shares Subject to Performance Share Units
(a)The aggregate number of Common Shares that may be issued pursuant to the Plan shall be, subject to Sections 4.8 and 8, 10,000,000 and no Performance Share Unit may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of Performance Share Units to exceed the above number of Common Shares reserved for issuance under the Plan.
(b)To the extent Performance Share Units are cancelled, the Common Shares subject to such Performance Share Units shall be added back to the number of Common Shares reserved for issuance under the Plan and such Common Shares will again become available for Performance Share Unit grants under the Plan.
4.PERFORMANCE SHARE UNIT GRANTS
4.1.Grants of Performance Share Units
Subject to the provisions of the Plan and such other terms and conditions as the Committee or the Board may prescribe, the Committee may, from time to time, grant Performance Share Units to such Designated Participant as may be determined by the Committee in its sole discretion with effect from such dates as the Committee may specify.
4.2.Performance Period
The Committee shall, in its sole discretion, determine the performance period applicable to each grant of Performance Share Units under Section 4.1 at the time of such grant (the “Performance Period”).
4.3.Determination of Performance Measures
The Committee shall, in its sole discretion, determine the Performance Measures applicable to each grant of Performance Share Units under Section 4.1 at the time of such grant and shall specify such Performance Measures in the Grant Notice relating to such grant. The Performance Measures applicable to a grant of Performance Share Units shall be set forth in the applicable Grant Notice.
4.4.Determination of Performance Percentage
Following the date the Performance Period, or the Additional Period if applicable, ends for a particular grant of Performance Share Units, the Committee will assess the performance of the Company for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures comprising the Performance Measures, as set out in the applicable Grant Notice, the Committee shall determine the applicable Performance Percentage, which shall be a percentage from 0 to 200.
4.5.Grant Notice
Each grant of Performance Share Units will be evidenced by a Grant Notice. The Grant Notice will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, a Grant Notice to each Designated Participant.
4.6.No Certificates
No certificates shall be issued with respect to Performance Share Units.
4.7.Dividend Equivalent Performance Share Units
Whenever a dividend is paid on the Common Shares, additional Performance Share Units will be credited to a Designated Participant’s Performance Share Unit Account in accordance with this Section 4.7. The number of such additional Performance Share Units to be so credited will be calculated by dividing the dividend that would have been paid to such Designated Participant if the Performance Share Units recorded in the Designated Participant’s Performance Share Unit Account as at the record date for the dividend had been Common Shares, whether or not vested, by the Market Value on the Trading Day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Performance Share Units. No fractional Performance Share Units will thereby be created. The foregoing does not obligate the Company to pay dividends on Common Shares and nothing in this Plan shall be interpreted as creating such an obligation.
4.8.Maximum Securities
Notwithstanding Section 3.6:
(a)the maximum number of Common Shares that may be issuable, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis;
(b)the number of securities issuable to Insiders, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; and
(c)the number of securities issued to Insiders, within any one year period, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis.
4.9.Performance Share Unit Account
An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be credited from time to time with such Performance Share Units as are granted to the Designated Participant and any dividend equivalent Performance Share Units credited in respect of such Performance Share Units.
4.10.Statement of Account
The Company shall mail to each Designated Participant to whom Performance Share Units have been granted, on an annual basis, a statement reflecting the status of the Performance Share Unit Account maintained for such Designated Participant.
4.11.Cancellation of Performance Share Units that Fail to Vest or Are Redeemed
Performance Share Units that fail to vest in accordance with Sections 5 or 6.3 of the Plan, or that are redeemed in accordance with Section 6 of the Plan, shall be cancelled and shall cease to be recorded in the Performance Share Unit Account of the relevant Designated Participant as of the date on which such Performance Share Units fail to vest or are redeemed, as the case may be, and the Designated Participant will have no further right, title or interest in or to such Performance Share Units.
5.VESTING OF PERFORMANCE SHARE UNITS
5.1.Vesting
Subject to Sections 5.2, 6.2 and 6.3, unless otherwise determined by the Committee, all Performance Share Units granted to the Designated Participant under Section 4.1 and credited to the Designated Participant under Section 4.7 shall vest on the date that the Board approves the Performance Percentage as determined by the Committee pursuant to Section 4.4, such date to be as soon as practical following the date on which the Performance Period for the applicable Performance Share Units ends (the “Vesting Date”). The number of Vested Performance Share Units shall be determined by multiplying the number of Performance Share Units by the applicable Performance Percentage (the “Vested Performance Share Units”).
5.2.Vesting on Death, Retirement, Disability or Termination without Cause
If a Designated Participant dies, retires, suffers a Disability, resigned for Good Reason or is terminated without Cause prior to a Vesting Date all of the Performance Share Units and any dividend equivalent Performance Share Units in respect of such Performance Share Units held by the Designated Participant shall remain outstanding for such period of time determined by the Committee, in its sole discretion (the “Additional Period”). For greater certainty the Committee can determine an Additional Period that is shorter than the original Performance Period. All outstanding Performance Share Units and any dividend equivalent Performance Share Units in respect of such Performance Share Units shall continue to be eligible to become vested in accordance with the terms of this Plan and achievement of Performance Measures as set forth in the Grant Notice during the Additional Period, as determined by the Committee in accordance with Section 4.4. All Performance Share Units and any dividend equivalent Performance Share Units in respect of such Performance Share Units that remain unvested at the end of the Additional Period and the Committee’s determination of the Performance Percentage pursuant to Section 4.4 shall expire and the Designated Participant shall have no further rights in respect of such Performance Share Units (and dividend equivalent Performance Share Units).
5.3.Acknowledgement of Grant
A Designated Participant shall deliver to the Company the completed Grant Notice acknowledging the grant of Performance Share Units within 90 days after the date on which the Designated Participant receives the Grant Notice from the Company. If the Grant Notice is not delivered by the Designated Participant within such period, the Committee reserves the right to revoke the grant of such Performance Share Units to the Designated Participant and the crediting of such Performance Share Units to the Designated Participant’s Performance Share Unit Account.
6.REDEMPTION OF PERFORMANCE SHARE UNITS
6.1.Redemption of Vested Performance Share Units
Subject to the remaining provisions of this Section 6 and Section 8.6, on the Redemption Date for each Vested Performance Share Unit, the Company shall redeem all such Vested Performance Share Units by:
(a)issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued from treasury to the Designated Participant equal to the number of Vested Performance Share Units; or

(b)in respect of Performance Share Units issued on or after November 8, 2023, paying to the Designated Participant an amount of cash equal to the product of (i) the number of Vested Performance Share Units held by such Designated Participant and (ii) the Market Value of the Common Shares as of the Vesting Date, provided that, if the Vesting Date falls within a Blackout Period, the Market Value will be the volume weighted average trading price of the Common Shares from and including the Trading Day immediately following the end of the Blackout Period up to and including the earlier of (1) the Redemption Date (as adjusted pursuant to Section 8.6, if applicable) and (2) the fifth Business Day following the Blackout Period.
Whether a Vested Performance Share Unit issued on or after November 8, 2023 is redeemed in accordance with (a) or (b) shall be at the sole discretion of the Company.
6.2.Cessation of Employment
If the Designated Participant’s employment ceases prior to the Redemption Date because of termination for Cause or because of the resignation of the Designated Participant other than for Good Reason, all Performance Share Units (and any dividend equivalent Performance Share Units credited in respect thereof), whether or not vested, shall immediately expire and the Designated Participant shall have no further rights in respect of such Performance Share Units (and dividend equivalent Performance Share Units). For purposes of this Section 6.2, the date of cessation of a Designated Participant’s employment shall be the Designated Participant’s last day of active employment and shall not include any period of statutory, contractual or reasonable notice or any period of deemed employment.
6.3.Change of Control
(a)In the event of a Change of Control where the Person that acquires Control (the “Acquirer”), an Affiliate thereof, or the successor of the Company, agrees to assume all of the obligations of the Company under the Plan and the Committee determines that such assumption is consistent with the objectives of the Plan and the Performance Measures are not adversely affected by such assumption, the Plan and all outstanding awards will continue on the same terms and conditions, except that, if applicable, Performance Share Units may be adjusted to a right to acquire shares of the Acquirer or its Affiliate.
(b)In the event of a Change of Control where the Acquirer or an Affiliate thereof or the successor to the Company does not agree to assume all of the obligations of the Company under the Plan, or the Committee determines that such assumption is not consistent with the objectives of the Plan or that the Performance Measures will be adversely affected by such assumption, all unvested Performance Share Units held by each Designated Participant shall immediately be deemed to be Vested Performance Share Units as of the effective date of the Change of Control, which, for the purposes of this Section 6.3(b), shall be deemed to be the Vesting Date. The Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested Performance Share Units based on factors determined by the Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Committee determines appropriate in the circumstances. The Company shall, at its option, redeem all such Vested Performance Share Units by:
(i)issuing Common Shares in the name of the Designated Participant in respect of the Vested Performance Share Units; or
(ii)paying to such Designated Participant a cash amount equal to the Market Value as of the effective date of the Change of Control of the Common Shares that would have been issued pursuant to Section 6.3(b)(i).

Notwithstanding the foregoing, the Committee may terminate all or part of the Plan if it determines that it is appropriate to do so upon a Change of Control and in the event of such termination, the Plan shall terminate on the Change of Control Date on such terms and conditions as the Committee may determine.
6.4.No Interest
For greater certainty, no interest shall be payable to Designated Participants in respect of any amount payable under the Plan.
7.AMENDMENT OF THE PLAN
7.1.Amendment
(a)Subject to Applicable Law and Sections 7.1(b) and 7.1(c) below, the Board may, without notice or shareholder approval, at any time or from time to time, amend, suspend or terminate the Plan for any purpose which, in the good faith opinion of the Board, may be expedient or desirable.
(b)Notwithstanding Section 7.1(a), but subject to Section 7.1(e), the Board shall not materially adversely alter or impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant with respect to Performance Share Units previously awarded under the Plan without the consent of the Designated Participant.
(c)Notwithstanding Section 7.1(a), none of the following amendments shall be made to this Plan without approval by shareholders by ordinary resolution:
(i)increasing the number of securities issuable under the Plan, other than in accordance with the terms of this Plan;
(ii)making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by Insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;
(iii)amending Section 8.7 of the Plan;
(iv)permitting awards other than Performance Share Units to be made under this Plan; and
(v)deleting or reducing the amendments that require shareholders’ approval under this Section 7.1(c).
(d)Without limiting the generality of the foregoing, the Board shall have the power and authority to approve amendments relating to the Plan, without obtaining shareholder approval, to the extent that such amendment:
(i)is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, including the TSX Rules, in place from time to time;
(ii)is an amendment to the Plan respecting administration of the Plan and eligibility for participation under the Plan;
(iii)changes the terms and conditions on which Performance Share Units may be or have been granted pursuant to the Plan, including change to the vesting provisions of the Performance Share Units;

(iv)changes the termination provisions of a Performance Share Unit or the Plan; or
(v)is an amendment to the Plan of a “housekeeping nature”.
(e)If the Board terminates or suspends the Plan, no new Performance Share Units (other than dividend equivalent Performance Share Units) will be credited to the Performance Share Unit Account of a Designated Participant. On termination of the Plan, the vesting of any and all Performance Share Units not then vested will be accelerated, the Board or Committee will determine, in its sole discretion, the Performance Percentage to be applied to the vested Performance Share Units and, on a date or dates selected by the Board in its discretion, payment in the form of Common Shares will be made to the Designated Participant in respect of Performance Share Units.
(f)The Board shall not require the consent of any affected Designated Participant in connection with the termination of the Plan in which the vesting of all Performance Share Units held by the Designated Participant are accelerated and payment is made to the Designated Participant in respect of all such Performance Share Units.
(g)The Plan will terminate on the date upon which no further Performance Share Units remain outstanding.
8.GENERAL
8.1.Adjustments
In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Committee in its discretion may deem appropriate to preserve proportionately the interests of Designated Participants under the Plan as a result of such change shall be made with respect to the number of Performance Share Units outstanding under the Plan.
8.2.Compliance with Laws and Company Policies
(a)The terms of the Plan are subject to any Applicable Laws and governmental and regulatory requirements (including the TSX Rules), approvals and consents, and the provisions of any applicable policies of the Company that may be or become applicable. Without limiting the generality of the foregoing, the Company may, in its sole discretion, delay the crediting of Performance Share Units to the accounts of Designated Participants and/or the redemption of Performance Share Units if and to the extent it considers necessary or appropriate as a result of any Blackout Period.
(b)If the Committee determines that the listing, registration or qualification of the Common Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other Applicable Law, or the consent or approval of any governmental body or securities exchange or of the shareholders of the Company is necessary or desirable, as a condition of, or in connection with, the crediting of Performance Share Units or the issue of Common Shares hereunder, the Company shall be under no obligation to credit Performance Share Units or issue Common Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been affected or obtained free of any conditions not acceptable to the Committee.
8.3.Clawback
(a)Notwithstanding any other provisions in this Plan, all or any portion of the Performance Share Units issued, granted or vested hereunder on or after October 2, 2023 for which vesting is based wholly or in part upon the attainment of a Financial Reporting Measure which is subject to recovery under any law, government rule or regulation, in effect from time to time, by Canadian, U.S. or other foreign governments, including specifically as required to implement Section 10D of the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”), Rule 10D-1 under the U.S. Exchange Act, and any applicable rules or regulations promulgated thereunder (including, without limitation, applicable securities exchange listing standards or rules and regulations of the TSX, NYSE American or other securities exchange where the Company lists its securities for trading) (the “Clawback Rules”), will be subject to such deductions, offset, repayment, forfeiture, cancellation, clawback and recoupment as may be required to be made pursuant to such Clawback Rules or any policy adopted by the Company to implement any such Clawback Rules (the “Company Clawback Policies”).
(b)For purposes of the Clawback Rules and the Company Clawback Policies, the term “Financial Reporting Measure” means (i) any Performance Measures that are determined and presented in accordance with the generally accepted accounting principles (“GAAP”) used in preparing the Company’s financial statements and any Performance Measure that is derived wholly or in part from any such Performance Measures, (ii) total shareholder return, absolute or relative, and (iii) the market price of the Common Shares from time to time. For the avoidance of doubt, Financial Reporting Measures include non-GAAP financial measures for purposes of Regulation G of the U.S. Exchange Act, as well other measures, metrics and ratios that are not non-GAAP financial measures and whether or not presented within the Company’s financial statements or any filing with the U.S. Securities and Exchange Commission.
(c)The Company shall decide, in its sole and absolute discretion, what policies it must adopt in order to comply with such Clawback Rules, any of which could in certain circumstances require repayment or forfeiture of awards or any Common Shares or other cash or property received related to the applicable lookback periods with respect to the awards (including any value received from a disposition of Common Shares acquired upon vesting of Performance Share Units). All Performance Share Units issued, granted or vested hereunder on or after October 2, 2023 and any Common Shares issued (or cash paid) on vesting of such Performance Share Units are subject to the terms and conditions of the Clawback Rules and Company Clawback Policies from and after the effective date thereof and Designated Participants shall not be entitled to any indemnification or advancement of expenses with respect to the application or enforcement of the Clawback Rules or Company Clawback Policies or any actions by the Company to enforce such Clawback Rules or the Company Clawback Policies through any deductions, offset, repayment, forfeiture, cancellation, clawback, recoupment or otherwise, as may be required to be made pursuant to such Clawback Rules or Company Clawback Policies.
8.4.Designated Participant’s Entitlement
Except as otherwise provided in this Plan, Performance Share Units previously granted under this Plan, whether or not then vested, are not affected by any change in the relationship between, or ownership of, the Company and a Related Entity. For greater certainty, all Performance Share Units remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that at any time, a Related Entity ceases to be a Related Entity.
8.5.Reorganization of the Corporation
The existence of any Performance Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.
8.6.Blackout Periods
If a Vested Performance Share Unit would otherwise be redeemed during a Blackout Period or within 2 business days after the date on which the Blackout Period ends, then, notwithstanding any other provision of the Plan, the Vested Performance Share Unit shall instead be redeemed on the date which is the 2nd business day after the date on which the Blackout Period ends.
8.7.Transferability of Performance Share Units
Rights with respect to Performance Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution; provided, however, a Designated Participant may transfer or assign Performance Share Units to a Permitted Assign of such Designated Participant subject to the provisions of this Plan and the applicable Grant Notice.
8.8.Successors and Assigns
The Plan shall be binding on the Company and on Designated Participants and, if applicable, their Beneficiaries and legal representatives.
8.9.Unfunded and Unsecured Plan
The Plan is an unfunded obligation of the Company and the Company will not secure its obligations under the Plan. Neither the establishment of the Plan nor the grant of Performance Share Units (or any action taken in connection therewith) shall be deemed to create a trust. To the extent any individual holds any rights by virtue of a grant of Performance Share Units under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.
8.10.Market Fluctuations
No amount will be paid to, or in respect of, a Designated Participant under the Plan to compensate for a downward fluctuation on the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Designated Participant for such purpose. The Company makes no representations or warranties to the Designated Participants with the respect to the Plan or the Common Shares whatsoever. In seeking the benefits of participation in the Plan, a Designated Participant agrees to accept all risks associate with a decline in the market price of Common Shares.
8.11.Participation is Voluntary; No Additional Rights
The Participation of any Designated Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Designated Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. Nothing in this Plan shall be construed to provide the Designated Participants with any rights whatsoever to participation or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as a Designated Participant or otherwise. Nothing contained in this Plan shall be deemed to give any person the right to the continuation of employment by the Company or a Related Entity of the Company or interfere in any way with the right of the Company or a Related Entity of the Company to terminate such employment at any time or to increase or decrease the compensation of such person. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. The Company does not assume responsibility for the personal income or other tax consequences for the Designated Participants and they are advised to consult with their own tax advisors.

8.12.No Shareholder Rights
No Designated Participant has or is entitled to obtain, as a result of any entitlement to Performance Share Units hereunder, any entitlement to Common Shares or any voting rights, rights to receive any distribution or any other rights as a shareholder of the Company.
8.13.Subject to Law
The Company’s granting of any Performance Share Units and its obligation to make any payments in respect thereof are subject to compliance with Applicable Law.
8.14.No Salary Deferral Arrangement
Notwithstanding any other provision of the Plan, it is intended that the Plan and Performance Share Units granted under the Plan not be considered “salary deferral arrangements” under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention. Without limiting the generality of the foregoing, the Committee may make such amendments to the terms of outstanding Performance Share Units (including, without limitation, changing the Vesting Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Committee, so that the Plan and Performance Share Units outstanding thereunder are not considered “salary deferral arrangements”.
8.15.Administration Costs
The Company will be responsible for all costs relating to the administration of the Plan.
8.16.Governing Law
The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.17.Code Section 409A
It is intended that Performance Share Units awarded to Designated Participants whose compensatory income is subject to U.S. federal income taxation will be exempt from Section 409A of the U.S. Internal Revenue Code of 1986, as amended, under U.S. Treasury Regulation Section 1.409A-1(b)(4), and the Plan and applicable Grant Notices will be construed and administered accordingly. Nothing contained herein shall be construed as a guaranty by the Company of any particular tax effect to such a Designated Participant, and the Designated Participant remains solely liable for any taxes, penalties or interest arising as a result of the grant, vesting or redemption of Performance Share Units.
8.18.Effective Date
The Plan is adopted with effect from May 8, 2019.

Schedule A
Form of Grant Notice and Acknowledgement
B2Gold Corp. Performance Share Unit Plan
B2Gold Corp. (the “Company”) hereby grants the following award to the Designated Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Notice and Acknowledgement (the “Notice”), together with the provisions of the B2Gold Corp. Performance Share Unit Plan, effective May 8, 2019, as amended on May 5, 2020 and November 8, 2023 (the “Plan”):
    Name and Address of Designated Participant: ______________________________
    Date of Grant: __________________________________________________________
    Total Number of Performance Share Units_____________________________________
1.The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Notice and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.
2.Subject to any acceleration in vesting and earlier termination of the Performance Period as provided in the Plan, the Performance Period for each Performance Share Unit is months, commencing on and ending on .
3.The Performance Measures applicable to this grant of Performance Share Units are the following:
a.[Committee to insert table for each grant showing the applicable performance measures and threshold, target and maximum performance levels]
4.Subject to the terms of the Plan, the payment in respect of Performance Share Units held by the Designated Participant shall be satisfied by the issuance of Common Shares to the Designated Participant on the Redemption Date.
5.Nothing in the Plan or in this Notice will affect the right of the Company or any Related Entity to terminate the employment or term of service any employee at any time for any reason whatsoever.
6.Each notice relating to any award of Performance Share Units must be in writing and signed by the Designated Participant or its Beneficiary or legal representative. All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Secretary of the Company. All notices to the Designated Participant will be addressed to the principal address of the Designated Participant on file with the Company. Either the Company or the Designated Participant may designate a different address by written notice to the other. Any notice given by either the Designated Participant of the Company is not binding on the recipient thereof until received.
7.The undersigned acknowledges:
(a)having received a copy of the Plan and acknowledges and agrees that the terms of the Plan govern the grant of Performance Share Units to and the rights of the undersigned hereunder and that such terms include rights of the Company to amend or terminate the Plan or any of its terms and to determine vesting and other matters at its discretion;
(b)that the Company or Subsidiary of the Company that employs the undersigned may be required to withhold from the undersigned’s compensation and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides income taxes and other required source deductions in respect of the redemption of Vested Performance Share Units of the Designated Participant provided for in Section 3.3 of the Plan; and
(c)and agrees that the undersigned will, at all times, act in strict compliance with Applicable Law and all policies of the Company applicable to the undersigned in connection with the Plan. Such Applicable Law and policies shall include, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws.
DATED this _______ day of ____________________, 20_______.

B2GOLD CORP.
Per:
Name:
Title:

) ) ) )
Witness	) )	[Name of Designated Participant]